                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K


      [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
            AND EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


                        COMMISSION FILE NO. 0-2525




A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:


      HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND TAX SAVINGS PLAN AND TRUST


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       Huntington Bancshares Incorporated
                                Huntington Center
                              41 South High Street
                              Columbus, Ohio 43287

                HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST


                          INDEX TO FINANCIAL STATEMENTS

                                                                  Page
                                                                  ----
     Report of Independent Auditors                                 3

     Statements of Financial Condition -
       December 31, 2002 and 2001                                   4

     Statements of Income and Changes in Plan Equity -
       For the years ended December 31, 2002, 2001, and 2000        5

     Notes to Plan Financial Statements                             6

                         Report of Independent Auditors


Board of Directors
Huntington Bancshares Incorporated


We have audited the accompanying statements of financial condition of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust at December 31, 2002 and 2001, and the results of its operations and the changes in its plan equity for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                                /s/  Ernst & Young LLP


Columbus, Ohio
March 28, 2003

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                        STATEMENTS OF FINANCIAL CONDITION



                                                            DECEMBER 31,
(Amounts in dollars)                                  2002               2001
-----------------------------------------------------------------------------------
ASSETS

Investments, at market value:
  Huntington Bancshares Incorporated
  Common Stock: 19,777 shares in 2002
      and 28,839 shares in 2001;
      Cost: $326,084 in 2002 and $431,225
      in 2001 (Note 4)                                $ 370,028          $ 495,925

Accrued dividends and interest receivable                 3,174              3,959

Cash and cash equivalents (Note 2)                       31,547             78,530
-----------------------------------------------------------------------------------

      TOTAL ASSETS                                    $ 404,749          $ 578,414
===================================================================================


LIABILITIES AND PLAN EQUITY

Stock purchase payable and other liabilities          $      --          $  78,500

Plan equity                                             404,749            499,914
-----------------------------------------------------------------------------------

      TOTAL LIABILITIES AND PLAN EQUITY               $ 404,749          $ 578,414
===================================================================================




See notes to plan financial statements.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST

                STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY


                                                        YEAR ENDED DECEMBER 31,
(Amounts in dollars)                             2002                2001                2000
-----------------------------------------------------------------------------------------------
Investment income:
  Cash dividends on Huntington Bancshares
    Incorporated Common Stock                  $ 17,644             $ 39,012          $ 85,327
  Interest                                           65                  731               504
-----------------------------------------------------------------------------------------------
                                                 17,709               39,743            85,831
-----------------------------------------------------------------------------------------------

Realized gains on investments (Note 4)           59,961              137,039            35,776

Unrealized depreciation of investments
   (Note 4)                                     (20,756)            (206,446)         (612,433)

Contributions:
  Employees                                     163,135              140,185           236,005
  Employer                                       86,472               54,318           102,111
-----------------------------------------------------------------------------------------------
                                                249,607              194,503           338,116
-----------------------------------------------------------------------------------------------

Distributions                                  (401,686)          (1,662,229)         (126,989)
-----------------------------------------------------------------------------------------------

Net decrease in Plan Equity                     (95,165)          (1,497,390)         (279,699)

Plan equity - Beginning of Period               499,914            1,997,304         2,277,003
-----------------------------------------------------------------------------------------------

Plan equity - End of Period                   $ 404,749            $ 499,914       $ 1,997,304
===============================================================================================


See notes to plan financial statements.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND

                           TAX SAVINGS PLAN AND TRUST
                       NOTES TO PLAN FINANCIAL STATEMENTS
                                December 31, 2002

Note 1 - Summary of Accounting Policies

Description of the Plan

Huntington Bancshares Incorporated ("Huntington") adopted the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust (the "Plan") effective March 1, 1989. Huntington subsequently amended the Plan on May 24, 1989, February 9, 1990, and November 19, 1997. Huntington restated the Plan on April 19, 2001. The following summary describes the Plan as amended and restated.

The Plan is in the form of a trust agreement between Huntington and the trust division of its wholly-owned subsidiary, The Huntington National Bank (the "Trustee"). The purpose of the Plan is to provide a supplemental savings program for eligible employees of Huntington and its related companies who are unable to make contributions to the Huntington Investment and Tax Savings Plan (the "Qualified Plan") because the employees have made the maximum elective deferrals under Internal Revenue Code section 402(g) or the maximum elective contributions under the terms of the Qualified Plan. Eligible employees are defined as individuals who are determined by the Compensation and Stock Option Committee of the Huntington Board of Directors to be members of a select group of management or highly compensated employees and who are designated by such committee to be Eligible Employees under the Plan.

Each eligible employee may elect to have all or any portion of the pre-tax contributions that he or she elected to defer under the Qualified Plan, but which cannot be allocated to his or her pre-tax account under such plan because of the annual limitation on deferrals imposed by applicable tax laws, allocated to his or her account under the Plan.

Concurrently with the payment of the participant's supplemental pre-tax contributions, his or her employer shall make a matching contribution to the Plan on behalf of the participant. Matching contributions are equal to 100% of the participant's supplemental pre-tax contributions to the Plan up to the first 3% of the participant's compensation and 50% of the participant's supplemental pre-tax contributions to the Plan on the 4th and 5th percent of the participant's compensation. Matching contributions may be made in the form of cash or Huntington Bancshares Incorporated common stock ("Common Stock"), or a combination thereof.

The Trustee invests amounts held in the trust fund in Common Stock. The Trustee maintains a separate account for each participant, which reflects such participant's share of assets held in the Plan. Employee and employer contributions are fully vested, but subject to the rights of creditors of the corporation and the respective employer, at all times.

Distributions are made in a lump sum upon death or termination of employment with Huntington or its affiliates.

The Plan is administered by an administrative committee (the "Committee"). The Committee members serve until they resign and their successors are appointed or until they are removed with or without cause by Huntington's Board of Directors (the "Board"). None of the members of the Committee receives compensation from the assets of the Plan.

The Board may amend or terminate the Plan at any time provided that no such amendment or termination will affect the rights of participants to amounts previously credited to their accounts.

Investments

The Trustee invests contributed amounts primarily in Common Stock. These shares are carried at market value as determined by quoted prices reported by The NASDAQ Stock Market.

Distributions

Distributions are made from the Plan in shares of Common Stock and are reported at market value.

Income and Expenses

Cash dividends are recognized as of the record date. All costs and expenses incurred in administering the Plan, including brokerage commissions and fees in connection with the purchase of securities, are paid by Huntington and participating affiliates. Expenses incurred in administering the Plan totaled $18,000 for 2002, and $38,000 for 2001 and 2000.

Note 2 - Cash Equivalents

The Plan temporarily invests cash and cash equivalents in The Huntington National Bank sponsored Huntington Funds.

Note 3 - Federal Income Taxes

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code. Accordingly, a participant will not incur federal income tax liability when compensation is deferred pursuant to the Plan, when matching contributions are made to the Plan, when Common Stock is purchased for a participant's account, or when dividends are paid to a participant's account on such shares. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code. Huntington is subject to federal income taxes arising from taxable income of the Plan. Accordingly, no provision for federal income taxes is included in the financial statements of the Plan.

Note 4 - Net Realized and Unrealized Appreciation of Investments

The following tables summarize the net realized and unrealized appreciation of the Plan's investments in Common Stock for each of the three years in the period ended December 31, 2002:


------------------------------------------------------------------------------------
(Amounts in dollars)                     2002             2001             2000
------------------------------------------------------------------------------------
Aggregate proceeds                      $ 401,686      $ 1,662,229      $   126,989
Aggregate cost                            341,725        1,525,190           91,213
------------------------------------------------------------------------------------

Net realized gains                      $  59,961      $   137,039      $    35,776
====================================================================================

------------------------------------------------------------------------------------
(Amounts in dollars)                     2002             2001             2000
------------------------------------------------------------------------------------
Market value                            $ 370,028      $   495,925      $ 1,950,231
Cost                                      326,084          431,225        1,679,085
------------------------------------------------------------------------------------

Accumulated unrealized appreciation     $  43,944      $    64,700      $   271,146
====================================================================================
Change in accumulated unrealized
  appreciation between years            $ (20,756)     $  (206,446)     $  (612,433)
====================================================================================

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                   HUNTINGTON SUPPLEMENTAL STOCK PURCHASE AND
                           TAX SAVINGS PLAN AND TRUST




Date:  March 28, 2003                 By: /s/ Catherine H. Malear
      ---------------------               ---------------------------
                                          Catherine H. Malear
                                          Catherine H. Malear
                                          Executive Vice President
                                          Huntington Bancshares Incorporated

                                                Exhibit to the Annual Report
                                                (Form 11-K) of the Huntington
                                                Supplemental Stock Purchase and
                                                Tax Savings Plan and Trust for
                                                the year ended December 31, 2002





                         Consent of Independent Auditors


We consent to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 33-44208) pertaining to the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust and in the related Prospectus of our report dated March 28, 2003, with respect to the financial statements of the Huntington Supplemental Stock Purchase and Tax Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 2002.


                                                /s/  Ernst & Young LLP



Columbus, Ohio
March 28, 2003